(As filed with the Securities and Exchange Commission October 1, 2004)

                                                                File No. 70-9421

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               FORM U-1 (POS-AMC)

                         POST-EFFECTIVE AMENDMENT NO. 3
                                (Amendment No. 7)
                                       TO
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                              Columbia Energy Group
                              801 East 86th Avenue
                        Merrillville, Indiana 46410-6272

                           Columbia Gas of Ohio, Inc.
                             200 Civic Center Drive
                              Columbus, Ohio 43215

                   (Names of companies filing this statement
                  and addresses of principal executive offices)

              -----------------------------------------------------

                                  NISOURCE INC.

 (Name of top registered holding company parent of each applicant or declarant)

             -------------------------------------------------------

                              Jeffrey W. Grossman,
                          Vice President and Controller
                                  NiSource Inc.
                              801 East 86th Avenue
                        Merrillville, Indiana 46410-6272

                     (Name and address of agent for service)

            --------------------------------------------------------

            The Commission is requested to mail copies of all orders,
                      notices and other communications to:

     Peter V. Fazio, Jr., Esq.                  William T. Baker, Jr., Esq.
     Schiff Hardin & Waite                      Thelen Reid & Priest LLP
     6600 Sears Tower                           875 Third Avenue
     Chicago, Illinois  60606-6473              New York, New York  10022

     Post-Effective Amendment No. 1, filed in this proceeding on May 24, 2004, as previously amended and restated in its entirety by Post-Effective Amendment No. 2, filed on July 28, 2004, is hereby further amended and restated in its entirety to read as follows:

ITEM 1. DESCRIPTION OF PROPOSED TRANSACTION.
        -----------------------------------

     1.1 INTRODUCTION. Columbia Energy Group ("Columbia") is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and a wholly-owned subsidiary of NiSource Inc. ("NiSource"), also a registered holding company./1/ Columbia directly owns all of the issued and outstanding common stock of five gas utility subsidiary companies: Columbia Gas of Kentucky, Inc., Columbia Gas of Maryland, Inc., Columbia Gas of Ohio, Inc., Columbia Gas of Pennsylvania, Inc. and Columbia Gas of Virginia, Inc. Together, Columbia's gas utility subsidiaries provide gas service to approximately 2.2 million residential, commercial and industrial customers in portions of Ohio, Virginia, Pennsylvania, Maryland and Kentucky. Columbia also directly or indirectly owns all of the outstanding voting securities of non-utility subsidiaries that are engaged in natural gas transportation and storage and other energy and gas-related activities.

     By order dated August 23, 1999 in this proceeding (the "Prior Order"), the Commission authorized Columbia to organize and acquire one or more direct or indirect subsidiaries ("Factoring Subsidiaries") to engage in the business of factoring customer accounts receivables ("Receivables") originated by Columbia's associate companies as well as by certain categories of non-associate companies./2/ The Commission authorized Columbia to capitalize Factoring Subsidiaries with any combination of debt or equity or provide guarantees for their obligations in amounts that, in the aggregate, will not exceed $25 million. As contemplated by the Prior Order, Factoring Subsidiaries would purchase Receivables from associate companies and non-associate companies and immediately resell such Receivables to third party financial institutions ("Purchasers"). Factoring Subsidiaries are intended to be bankruptcy-remote vehicles that enable the originator to isolate its Receivables such that they would not be generally available to creditors of the originator. Also, assuming that certain tests under Financial Accounting Standards Board Statement No. 140 ("FASB 140") are met, the sale of the Receivables to a Factoring Subsidiary will qualify for treatment as a true sale of assets rather than as a loan secured by the Receivables./3/ In this regard, the Prior Order specifies that Columbia will report the acquisition and sale of all Receivables as "sales" under generally accepted accounting principles. In order to achieve true sale treatment, it is necessary that a Factoring Subsidiary be capitalized with a sufficient level of equity.

----------
1    See NiSource Inc., et al., Holding Co. Act Release No. 27263 (Oct. 30,
2000) (approving acquisition of Columbia by NiSource).

2    See Columbia Energy Group, Holding Co. Act Release No. 27064 (Aug. 23,
1999).

3    See FASB Statement No. 140, "Accounting for Transfers and Servicing of
Financial Assets and Extinguishments of Liabilities," a replacement of FASB Statement No. 125 (September 2000). FASB 140 sets forth various tests that have to be met in order for the transferred assets to be deemed to be isolated from (i.e., out of the control of) the transferor. Factoring Subsidiaries are used to establish such separateness.

     As explained in the original Application/Declaration in this proceeding, there are several benefits of using Factoring Subsidiaries to facilitate the sale of Receivables. Among others, the factoring of Receivables through Factoring Subsidiaries would enable Columbia's operating subsidiaries to reduce their capitalization requirements and provide them with a source of funds having an effective cost that is comparable to or slightly less than the cheapest source of funds available to Columbia system companies (currently short-term borrowings by NiSource Finance Corp., a financing subsidiary of NiSource). Factoring programs are also designed to be transparent to the customers of Columbia's operating subsidiaries since responsibility for billing and collection will, under normal circumstances, continue to reside with the subsidiary originating the Receivables. Also, factoring programs, as contemplated by the Prior Order, involve minimal credit risk as the Receivables sold to a Factoring Subsidiary are resold simultaneously to third-party purchasers. Thus, the capital requirements of any Factoring Subsidiary are not expected to be significant.

     Pursuant to the Prior Order, Columbia, through its financing subsidiary (Columbia Finance Corporation), organized and acquired the common stock of Columbia Accounts Receivable Corporation ("CARC") in September 1999 to facilitate the sale of Receivables by Columbia Gas of Ohio, Inc. ("Columbia Ohio")./4/ Under its agreement with CARC, Columbia Ohio sold, without recourse, all of its customer accounts receivable, with the exception of certain low-income payment plan receivables, as they were originated. CARC, in turn, was party to an agreement under which it sold an undivided ownership interest in the Receivables to a commercial paper conduit formed by Canadian Imperial Bank of Commerce ("CIBC").

     Effective May 13, 2004, Columbia Ohio, CARC and CIBC terminated the existing Receivables sale program. Under the termination documents, all right, title and interest of CARC and the CIBC conduit in the Receivables were transferred back to Columbia Ohio. The following day, Columbia Ohio sold the same Receivables pool to a new Factoring Subsidiary of Columbia Ohio, Columbia of Ohio Receivables Corporation ("CORC"), which in turn sold an undivided interest in such Receivables to Beethoven Funding Corporation ("BFC"), as Purchaser. BFC is a commercial paper funding conduit formed by Dresdner Bank AG, New York Branch ("Dresdner"), as Agent. The new Receivables sale program operates substantially the same as the CIBC program that it replaced. Columbia Ohio is obligated to sell or contribute, without recourse, all of its customer accounts receivable, with certain exceptions, to CORC at a discount using a discount rate that is based on the Purchaser's cost of funds and the collection history of Columbia Ohio. Columbia Ohio is acting as Servicer under the new program with responsibility for billing and collection, for which it is paid a servicing fee equal to .25% per annum multiplied by the average daily outstanding balance of Receivables acquired by CORC from Columbia Ohio. Fees and expenses associated with the program, including the fee paid to Columbia Ohio, as Servicer, are priority distributions out of collections before the balance is paid to CORC.

----------
4    CARC is the only Factoring Subsidiary (other than CORC) that Columbia has organized pursuant to the Prior Order. CARC did not purchase any accounts receivable from non-associate companies.

     In accordance with the terms of the Receivables Sale Agreement between Columbia Ohio and CORC (Exhibit B-1 hereto), on the initial closing date Columbia Ohio made a contribution to the capital of CORC, in the form of a contribution of Receivables having an aggregate outstanding balance of $25 million (the current limit under the Prior Order). On or before November 14, 2004, Columbia Ohio is obligated to contribute an additional $15 million to the capital of CORC in the form of a contribution of Receivables (see Section 2.02(b) of the Receivables Sale Agreement). Because the additional contribution would exceed the current contribution limit under the Prior Order, Columbia Ohio's ability to comply with this requirement is subject to receipt of a further order of the Commission in this proceeding.

     Pursuant to the terms of a Receivables Purchase Agreement (Exhibit B-2 hereto), CORC funded its initial purchase of Receivables and is funding each subsequent purchase of Receivables by selling, on a revolving basis, undivided ownership interests in the pool of Receivables that it owns to BFC. The maximum purchase commitment of BFC varies from between $50 million and $225 million depending upon the time of the year. As indicated, under the Receivables Purchase Agreement, Columbia Ohio, as Servicer, is responsible for billing and collection of the Receivables. However, the Agent has the right to replace Columbia Ohio as Servicer at any time.

     The amount of Receivables originated by Columbia Ohio will vary from month to month and seasonally based on the amount of gas consumed by its customers. As a result of this and other factors, the funds available to CORC under the Receivables Purchase Agreement to purchase Receivables may not match the cost of Receivables available for sale. Under Section 2.02(c) of the Receivables Sale Agreement, Columbia Ohio is obligated to make up any such shortfall by making a subordinated loan to CORC. Thus, when the amount of Receivables available for sale by Columbia Ohio exceeds the amount of cash that CORC has available, the excess will be purchased by CORC with the proceeds of a subordinated loan received from Columbia Ohio./5/ Conversely, if, after payment of all amounts due the Agent and the Purchaser, CORC develops a cash surplus due to collections of previously purchased Receivables exceeding the balance of newly created Receivables available for purchase, such surplus funds will be used to repay any subordinated loan from Columbia Ohio (see Section 2.03 of the Receivables Sale Agreement). Through this mechanism, it is expected that CORC will not retain substantial cash balances at any time and that substantially all cash realized from the collection of the Receivables (net of the costs of the program) will be made available to Columbia Ohio./6/

----------
5    The interest rate on the subordinated note issued by CORC to Columbia Ohio
(Exhibit B to the Receivables Sale Agreement) is designed to parallel Columbia Ohio's effective cost of short-term borrowing.

6    The Commission has previously approved receivables sale programs with very similar structural features. See e.g. Metropolitan Edison Company, Holding Co. Act Release No. 27820 (Mar. 24, 2004); and Alliant Energy Corporation, et al., Holding Co. Act Release No. 27368 (Mar. 30, 2001).

     Without further order of the Commission in this proceeding, Columbia and Columbia Ohio will not, directly or indirectly, form or acquire the securities of any Factoring Subsidiary other than CORC, nor will CORC be used to purchase receivables originated by any company other than Columbia Ohio. Columbia and Columbia Ohio request that the Commission reserve jurisdiction, pending completion of the record, over (i) the formation and acquisition of any securities of any Factoring Subsidiary other than CORC and (ii) the factoring by CORC of receivables originated by any company other than Columbia Ohio.

     1.2 FURTHER RELIEF REQUESTED. It is now requested that the Commission issue a supplemental order authorizing an increase in the maximum aggregate capitalization that Columbia may have, directly or indirectly, in all Factoring Subsidiaries from the current $25 million to $85 million. The increase will allow Columbia Ohio to make the incremental $15 million investment in CORC and provide Columbia with sufficient authority to capitalize, directly or indirectly, one or more additional Factoring Subsidiaries to facilitate the sale of Receivables by other subsidiaries of Columbia./7/ Columbia and Columbia Ohio request that the Commission authorize Columbia Ohio to make an incremental $15 million investment in CORC and reserve jurisdiction over any additional investment in CORC (over and above the incremental $15 million investment) or in any other Factoring Subsidiary pending completion of the record.

     The increase in maximum aggregate capitalization for Factoring Subsidiaries is warranted in part by the sharp increase in the cost of gas since 1999, when the Prior Order was issued. The dollar amount of Receivables available for sale at any time is directly a function of the cost of gas, which is passed through to customers through monthly bills. Columbia Ohio's average cost of gas in 1999, the year in which the Prior Order was issued, was $3.41 per MCF. In comparison, in the winter of 2003-2004, Columbia Ohio's average cost of gas was approximately $5.52 per MCF, and further increases are expected.

ITEM 2. FEES, COMMISSIONS AND EXPENSES.
        ------------------------------

     The additional fees, commissions and expenses incurred or to be incurred in connection with the preparation and filing of this post-effective amendment are estimated not to exceed $10,000. Fees, commissions and expenses associated with forming a Factoring Subsidiary (other than the capital invested in such Factoring Subsidiary) are estimated not to exceed $10,000.

ITEM 3. APPLICABLE STATUTORY PROVISIONS.
        -------------------------------

     3.1 GENERAL. The Application/Declaration in this proceeding was filed pursuant to Sections 6(a), 7, 9(a), 10, and 12 of the Act and Rule 45 thereunder. In this post-effective amendment, the applicants are requesting a modification to the terms of the Prior Order. The issuance by any Factoring Subsidiary of notes evidencing subordinated loans from its parent, and the acquisition thereof by its parent, are exempt pursuant to Rules 52 and 45(b)(1), as applicable.

----------
7    Columbia is evaluating the benefits of establishing similar receivables sale programs for its other gas utility subsidiaries.

     3.2 COMPLIANCE WITH RULES 53 AND 54. The transactions proposed herein are also subject to Rules 53 and 54. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an "exempt wholesale generator" ("EWG"), or to guarantee the securities of an EWG, if each of the conditions in paragraphs
(a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or "foreign utility companies" ("FUCOs") in determining whether to approve other transactions if Rule 53(a), (b) and (c) are satisfied. These standards are met with respect to both NiSource and Columbia.

     Rule 53(a)(1): NiSource's "aggregate investment" (as defined in Rule 53) in EWGs is currently $303,012,014, or approximately 41.2% of NiSource's "consolidated retained earnings" (also as defined in Rule 53) at June 30, 2004 ($736,044,759). NiSource does not hold an interest in any FUCO. Columbia does not hold an interest in any EWG or FUCO.

     Rule 53(a)(2): NiSource will maintain books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly acquires and holds an interest. NiSource will cause each domestic EWG in which it acquires and holds an interest, and each foreign EWG and FUCO that is a majority-owned subsidiary, to maintain its books and records and prepare its financial statements in conformity with U.S. generally accepted accounting principles. All of such books and records and financial statements will be made available to the Commission, in English, upon request.

     Rule 53(a)(3): No more than 2% of the employees of NiSource's domestic public utility subsidiaries will, at any one time, directly or indirectly, render services to EWGs and FUCOs.

     Rule 53(a)(4): NiSource will submit a copy of the Application/Declaration in this proceeding and each amendment thereto, and will submit copies of any Rule 24 certificates required hereunder, as well as a copy of NiSource's Form U5S, to each of the public service commissions having jurisdiction over the retail rates of the Utility Subsidiaries.

     In addition, NiSource states that the provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the occurrence or continuance of any of the circumstances specified in Rule 53(b). Rule 53(c) is inapplicable by its terms.

ITEM 4. REGULATORY APPROVALS.
        --------------------

     No state commission, and no federal commission, other than the Commission, has jurisdiction over the arrangements between Columbia Ohio and CORC. In the event that Columbia directly or indirectly forms any other Factoring Subsidiary in the future, it will file a further post-effective amendment in this proceeding to request a release of jurisdiction reserved over the formation of such Factoring Subsidiary and will file, as an exhibit to such post-effective amendment, any required state commission approval.

ITEM 5. PROCEDURE.
        ---------

     Columbia and Columbia Ohio request the Commission to issue a notice of filing of this post-effective amendment as soon as practicable and a supplemental order approving the proposed modification to the Prior Order as soon as practicable after the required notice period but in any event not later than October 15, 2004 in order to enable Columbia Ohio to make an incremental contribution of $15 million to CORC not later than November 14, 2004. Columbia and Columbia Ohio further request that there should not be a 30-day waiting period between issuance of the Commission's supplemental order and the date on which the supplemental order is to become effective, waives a recommended decision by a hearing officer or any other responsible officer of the Commission, and consents to the participation by the Division of Investment Management in the preparation of the Commission's decision and/or supplemental order, unless the Division of Investment Management opposes the matters proposed herein.

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS.
        ---------------------------------

       A. EXHIBITS.
          --------

          B-1 Receivables Sale Agreement, dated as of May 14, 2004, between Columbia Gas of Ohio, Inc., as Seller, and Columbia of Ohio Receivables Corporation, as Purchaser (previously filed).

          B-2 Receivables Purchase Agreement, dated as of May 14, 2004, among Columbia Ohio Receivables Corporation, as Seller, Beethoven Funding Corporation, as Purchaser, Dresdner Bank AG, New York Branch, as Agent, and Columbia Gas of Ohio, Inc., as Servicer (previously filed).

          G     Form of Federal Register Notice (previously filed).

       B. FINANCIAL STATEMENTS.
          --------------------

          FS-1 NiSource Inc. Consolidated Balance Sheet as of June 30, 2004 and Consolidated Statement of Income for the six months ended June 30, 2004 (incorporated by reference to NiSource Inc.'s Quarterly Report on Form 10-Q for the period ended June 30, 2004) (File No. 1-16189).

          FS-2 Columbia Energy Group Consolidated Balance Sheet as of June 30, 2004 and Consolidated Statement of Income for the six months ended June 30, 2004 (incorporated by reference to Columbia Energy Group's Quarterly Report on Form 10-Q for the period ended June 30 , 2004) (File No. 1-1098).

ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS.
        ---------------------------------------

     The proposed transaction does not involve a "major federal action" nor does it "significantly affect the quality of the human environment," as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The proposed transaction that is the subject of this post-effective amendment will not result in changes in the operation of Columbia or any subsidiary thereof that will have an impact on the environment. Columbia is not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the proposed transaction.


                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this post-effective amendment to be signed on their behalves by the undersigned thereunto duly authorized.


                                         Columbia Energy Group
                                         Columbia Gas of Ohio, Inc.


                                         By: /s/ Jeffrey W. Grossman
                                                 -------------------
                                         Name:   Jeffrey W. Grossman
                                         Title:  Vice President


Date: October 1, 2004